

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

December 22, 2009

Via Mail and Fax

George E. Strickler
Executive Vice President, Chief Financial Officer and Treasurer
Stoneridge, Inc.
9400 East Market Street
Warren, OH 44484

> **RE: Stoneridge, Inc.**
> **File Number: 001-13337**
> **Form 10-K for the Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**

Dear Mr. Strickler:

We have reviewed your correspondence dated November 20, 2009 and have the following comments. We believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information. After reviewing the additional information, we may have further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2008

Management's Discussion and Analysis
Income (Loss) Before Income Taxes, page 22

1. Refer to your response to our prior comment number 7. It appears that the clarification indicated in the first paragraph of your response would be meaningful disclosure. Please revise your disclosure accordingly.

Liquidity and Capital Resources, page 26

2. Refer to your response to our prior comment number 9. We note the disclosure indicated therein as contained in the Form 10-Q for the quarterly period ended September 30, 2009 intended to be in satisfaction of our comment. It appears your disclosure could be more expansive in regard to the analysis in terms of cash of the specific factors affecting the amount presented for the period as, and changes between comparative periods in, "net cash provided by (used for) operating activities." In this

regard, your analysis should address all material underlying items affecting cash within and between periods in explanation of why there was a net cash usage in operating activities for the 2009 period and the level of such relative to the direction and amount of operating cash for the comparative period. Earnings presented on an accrual basis and reconciling items in the form of changes in working capital items in arriving at this amount may not be sufficiently in terms of cash to adequately accomplish this. Changes in accounts receivable and inventory reflect only changes in balances between two points of time that may not be fully representative of the amount of operating cash throughout and between periods. For example, credit terms may create a lag between periods in which credit sales are made and the period in which the accounts receivables associated with those sales are collected. Please expand your disclosure accordingly.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Management's Discussion and Analysis
Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008
Cost of Goods Sold, page 30

3. We believe your disclosure could be more informative in the following respects: (1) the aspects of your costs that caused the ratio of cost of goods sold to net sales to be higher in 2009 than 2008 despite the decline in sales volume, (2) how lower volume in regard to military related commercial vehicle products contributed to the increase in material cost as a percentage of net sales for the Electronics segment, (3) the reason for outsourcing stamping operations that caused material costs apparently for the Control Devices segment to increase as percent of net sales, and (4) the relative contribution of outsourcing stamping operations and product mix to the increase in material costs as a percent of net sales. Please explain to us with a view to revising your disclosure as appropriate.

        You may contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 with any questions. You may also contact me at 202-551-3380.

                                            Sincerely,

                                            Lyn Shenk
                                            Branch Chief